

July 12, 2021

Shibasish Sarkar
Chief Executive Officer
International Media Acquisition Corp.
1604 US Highway 130
North Brunswick, NJ 08902

>   **Re: International Media Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 25, 2021**
>   **File No. 333-255106**

Dear Mr. Sarkar:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 4.4, page 6

1. We note that your Rights Agreement filed as Exhibit 4.4 identifies the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forums for the validity, interpretation and performance of the Agreement. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce

any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Rights Agreement states this clearly. In addition, please provide a risk factor that addresses this provision.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Giovanni Caruso, Esq.